

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

January 26, 2007

Mr. Timothy J. Schugel
Chief Financial Officer and Chief Operating Officer
Lenox Group, Inc.
One Village Place, 6436 City West Parkway
Eden Prairie, MN 55344

> **RE:** **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Quarters Ended April 1, 2006, July 1, 2006 and**
> **September 30, 2006**
> **File No. 1-11908**

Dear Mr. Schugel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to Scott Watkinson, Staff Accountant, at (202) 551-3741.
.

Sincerely,

Rufus Decker
Accounting Branch Chief